Exhibit 99.11

LETTER OF CONSENT

I, Robert Carter, P. Eng., refer to (i) the Annual Report (“Annual Report”) on Form 40-F of HudBay Minerals Inc. (the “Registrant”) filed with the Securities and Exchange Commission on March 28, 2013 and (ii) Registration Statement No. 333-170295 on Form S-8 and Registration Statement No. 333-185723 on Form F-10 (the “Registration Statements”). I consent to (i) the appearance of my name in the Annual Report and (ii) the incorporation by reference of my name in the Registration Statements.

Yours very truly,

/s/ Robert Carter
Robert Carter, P. Eng.

Dated: March 28, 2013